Notice to the Oslo Stock Exchange

ORKLA

04045529

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 5 October 2004

ORK – Trade subject to notification – options

On 4 October 2004, in connection with Orkla's option programme, 28,332 options were exercised in Orkla shares at a strike price of NOK 135. Of these, 24,999 options were exercised for cash payment. At the same time, Orkla issued 20,000 options at a strike price of NOK 198.55. These options may not be exercised until after the publication of Orkla's financial results for 2007 (in February 2008) and no later than 15 December 2010.

A total of 1,792,812 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,799,978 shares.

dlw 10/19

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
E-mail: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: +47 2305 5000
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 2 June 2004

ORK - Trade subject to notification - Hagen

Companies closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, have carried out the following transactions:

On 2 October 2002 a call option was issued to buy 3,600,000 shares in Orkla ASA. An agreement has been entered into today to exercise the options contract upon payment of the option's market value. The option was settled at the underlying share price of NOK 169.00.

1,500,000 shares in Orkla ASA were sold today at a share price of NOK 168, and a contract was entered into that gives the contract holder the right and obligation to buy 1,500,000 shares in Orkla ASA on 8 November 2004 at a share price of NOK 168.

After these transactions, Stein Erik Hagen and his close associates own 17,717,021 shares in Orkla ASA and control an additional 1,500,000 shares through the above-mentioned forward contract.